FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF). 47.508.411/0001‐56

NOTICE TO THE MARKET

GPA and Raia Drogasil announce joint venture and launch pioneer coalition loyalty program

Stix Fidelidade will offer valuable and accessible benefits in a wide range of segments to members, building customer loyalty and creating value for companies in its platform

Companhia Brasileira de Distribuição (“Company” or “GPA”) (B3: PCAR4; NYSE: CBD) hereby announces to its shareholders and the market, the creation of a new company - Stix Fidelidade - in partnership with Raia Drogasil (“RD”). Stix Fidelidade is born as a platform of products and services to accumulate and redeem points, offering discounts and other benefits to its loyal customers.

The shareholders of Stix are GPA and Raia Drogasil, two important retailers in the food and pharmaceutical sectors, respectively, which are marked by vast coverage, volume of transactions and frequency of purchases. Besides them, partners in several other segments will join the coalition, offering a wider range of products and benefits.

The first Brazilian coalition of retailers with nationwide footprint, Stix will have as its program anchors, the Extra, Pão de Açúcar, Drogasil and Droga Raia brands, which have around 3,000 stores all over Brazil. Stix Fidelidade will have as strategic partner Banco Itaú, one of Brazil’s leading banks and a benchmark in cards and loyalty programs.

“Given the importance of our partners in their respective segments and the solid client base, we have in our hands a unique opportunity to offer our clients a seamless multichannel experience with exceptional value,” said Peter Estermann, CEO of GPA. The new company, which is born already with well-known brands in Brazil’s retail sector, will make the loyalty experience truly accessible to all Brazilians, with greater transparency and high perceived value,” he added.

Starting from the second half of 2020, customers who shop at Droga Raia, Drogasil, Extra and Pão de Açúcar stores and the stores of other partners that will join the coalition, may accumulate Stix points in a single account. They can also exchange points accumulated on Itaú credit cards or even acquire Itaú cards that enable them to accumulate points directly in their account, for Stix points.

By allowing customers to accumulate points in a wide range of sectors that are already part of their daily routine and earn points by using their credit cards, Stix will enable customers to accumulate substantial points with enough validity to ensure their utilization.

Each point will be worth one real (R$1.00), which will enable customers to have a clear understanding of their value. Points may either be used to pay for regular purchases or exchanged for products in the Stix catalog, which come with very attractive discounts.  Points may be exchanged for products directly at stores or through the Stix app or apps of each Stix retailer.

“Stix will enable us to reward our loyal customers and promote healthy habits by offering points with a clear value and guarantee of their use. In addition, they can combine their purchases in Droga Raia, Drogasil, Pão de Açúcar, Extra and other retailers that will be part of our platform, as well as their spending on Itaú cards, to maximize their gain. As such, apart from the benefits for health and wallet that we will offer our customers, Stix will enable us to increase their loyalty and attract new customers that already shop at our partners,” said Marcílio Pousada, CEO of Raia Drogasil.

Banco Itaú will be a long-term strategic partner, expanding the scope of the loyalty experience for its account holders and clients of various financial products through its loyalty programs, which will be connected to the Stix platform since the rollout of the program.

"With the launch of Stix in 2020, customers of Itaú will be able to redeem their loyalty program points directly at the checkouts at GPA supermarkets as well as Droga Raia and Drogasil drugstores, which will further improve their experience and perceived value of the program," said Carlos Formigari, director at Itaú.

Stix Fidelidade, in which GPA and RD own 66.7% and 33.3%, respectively, of the ownership, will be an independent company, with a Board of Directors whose members will be nominated by the shareholders. Its governance will guarantee privacy and protection of customer data, respect for antitrust rules and the long-term maintenance of principles that guided the establishment of the company and the relations between its founding shareholders. The partnership between RD and GPA in Stix is subject to approval from CADE, Brazil’s antitrust authority.

GPA pioneered, almost 20 years ago, the launch of Brazil’s first food retail loyalty program - Pão de Açúcar Mais – and later launched Clube Extra in 2014. Both have been improving customer relations through new functionalities such as “My Discount” and “My Rewards” and their focus on the digital environment. The Pão de Açúcar and Extra apps currently have over 10 million active users and 20 million loyalty programs members.

RD was born in 2011 from the merger of Droga Raia and Drogasil, which have a combined history of 198 years. With the mission of “Closely taking care of people’s health and wellbeing in all moments of their lives,” the company has over 2,000 stores in 23 Brazilian states. RD has the largest loyalty platform in Brazil’s retail segment, with 36 million active clients in the Sua Raia and Drogasil e Você programs. Its pioneering initiatives date back to 1986, when it launched Cartão Raia, which originated the country’s oldest loyalty program.

São Paulo, November 27, 2019.

Isabela Cadenassi

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 27, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.